UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐Form 20-F	☐Form 11-K	☑Form 10-Q	☐Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
Part I — Registrant Information
Guardian Zone Technologies, Inc.
Full Name of Registrant

Former Name if Applicable
17 Woodside Road
Address of Principal Executive Office (Street and Number)
Chagrin Falls, Ohio 44022
(City, State and Zip Code)
Part II — Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.
Part III — Narrative
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.
Due to financial difficulties the registrant is unable to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2008 without undue hardship and expense. The registrant undertakes to file such quarterly report no later than five (5) days after its original due date.
Part IV — Other Information
(1) Name and telephone number of person to contact in regard to this notification:

Thomas J. Radu	440-821-4822

(Name)	(Area Code) (Telephone No.)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     ☑ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     ☐ Yes ☑ No

Guardian Zone Technologies, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
          Date: November 17, 2008

By:	/s/ Thomas J. Radu
Thomas J. Radu
Chief Executive Officer